UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2017

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Entry into a Material Definitive Agreement

BiondVax Pharmaceuticals Ltd. (hereinafter, the “Registrant”, the “Company”, or “BiondVax”) announces that on June 19, 2017, the Company entered into a Finance Contract with the European Investment Bank, or EIB, for the financing of up to Euro 20 million and up to 50% of the Company’s expected cost of developing and marketing the Company’s product candidate, M-001, used as a primer in combination with existing seasonal or pandemic vaccines, providing multi-season and multi-strain protection against all human influenza virus strains. The Finance Contract is subject to the Horizon 2020 framework programme of the European Union for Research and Technological Development (2014-2020) (Horizon 2020 Framework EU Programme), which provides that the financing shall be used rationally and in the interest of the European Bank.

The EIB financing will be available in three tranches, all subject to receiving evidence that the Company has funding available to it in an amount equal to the amount of the respective tranche, as follows: (i) the first tranche shall be available during the 12 months following the date of the Finance Contract, in an amount of Euro 4-6 million; (ii) the second tranche shall be available during the 24 months following the date of the Finance Contract, in an amount of Euro 4-6 million, and subject to receiving evidence of the manufacturing of the first clinical batch for the planned phase 3 clinical trials; (iii) the third tranche shall be available during the 36 months following the date of the Finance Contract, in amount that together with the first and second tranche shall be equal to up to Euro 20 million, and shall be paid subject to receipt of authorization to launch the phase 3 clinical trials.

The EIB financing shall be provided interest free and shall be repayable, per each tranche, in a single instalment five years following the date of payment for each tranche. A failure to pay any amount payable under the Finance Contract shall cause interest to accrue on each unduly paid amount, at an annual rate equal to EURIBOR plus 2%.

In the event the Company elects to prepay the EIB financing, or in the event the EIB shall demand prepayment following certain events, including a change of control, senior management change or merger events, the Company shall be required to pay EIB the principal amount of the tranches already paid, or the Prepayment Amount, plus the greater of: (i) the amount, as determined by EIB required in order for the EIB to realize an internal rate of return on the relevant amount prepaid of 20%; and (ii) the Prepayment Amount. The Finance Contract also stipulates that in the event EIB demands prepayment of the loan due to any prepayment event to non-EIB lenders, the Company shall be obligated to pay the Prepayment Amount plus an additional reduced amount.

In addition, and as consideration to the EIB financing, EIB shall be entitled to 3% of any annual M-001 sales revenues as reported in the Company’s annual financial statements, for a period of ten years, or for a period longer than ten years and subject to EIB realizing cash-on-cash Multiple of 2.8.

The Finance Contract shall be subject to a security agreement, or the Security Agreement, whereby the Company shall create a first ranking floating charge over all assets of the Company in favor of EIB, which will exclude assets and/or intellectual property rights subject to the license agreement between the Company and YEDA Research and Development Company Limited.

The Finance Contract includes certain representations and warranties provided by the Company. The Company shall pay all taxes, duties, fees and other impositions applied in connection with this Finance Contract. The Finance Contract shall be governed by the laws of England and Wales and the courts of England shall have exclusive jurisdiction to settle any dispute.

A copy of a press release released on June 19, 2017, in connection with this Finance Contract is attached hereto as Exhibit 99.1 and is incorporated herein by reference. A copy of the Finance Contract is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated June 19, 2017
99.2	Finance Contract between BiondVax Pharmaceuticals Ltd. and the European Investment Bank

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: June 19, 2017	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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